UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX CORPORATION

RETIREMENT PLAN

Plan number: 001

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION
P.O. Box 867
Myrtle Beach, SC 29577-0867
IRS Employer Identification Number: 33-0379007

AVX CORPORATION RETIREMENT PLAN

INDEX

Page No.

Report of Independent Registered Public Accounting Firm	2

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2007	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007	4

Notes to Financial Statements	5-10

Signature	11

Schedule of Assets (Held at End of Year)*	12

Schedule of Reportable Transactions*	13

Exhibit:
23.1 Consent of Grant Thornton LLP

*All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

AVX Corporation Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the AVX Corporation Retirement Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Columbia, South Carolina
May 2, 2008

 AVX CORPORATION RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2006 and 2007

Assets	2006	2007
Investments, at fair value:
AVX Corporation Common Stock	$13,486,424	$11,658,437
Kyocera Corporation American Depository Shares	9,775,378	8,180,887
Pooled Separate Account, at fair value	-	17,627,905
Money Market Fund	15,264,656	379,342
Mutual Funds	65,342,293	71,850,952
Participant loans	2,793,685	2,583,005
Total Investments	106,662,436	112,280,528

Receivables:
Employer contributions	1,918,565	1,950,842
Participant contributions	10,233	11,063
Total Receivables	1,928,798	1,961,905

Adjustments from fair value to contract value for Pooled Separate Account	-	120,690
Net assets available for benefits	$108,591,234	$114,363,123

The accompanying notes are an integral part of these financial statements.

AVX CORPORATION RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2007

2007
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$3,459,955
Interest and dividends	2,175,813

Net investment income	5,635,768

Contributions:
Participant	2,788,245
Employer	4,823,329

Total contributions	7,611,574

Transfers into Plan	469,784

Total additions	13,717,126

Deductions from net assets attributed to:
Benefits paid to participants	7,897,037
Administrative expenses	48,200

Total deductions	7,945,237

Net increase	5,771,889

Net assets available for benefits:
Beginning of year	108,591,234

End of year	$114,363,123

The accompanying notes are an integral part of this financial statement.

AVX CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan:

The following description of the AVX Corporation Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General:

The Plan is a defined contribution plan covering employees who have at least three months of service and are not hourly-paid employees or employees covered by a collective bargaining agreement (unless such agreement provides for participation in the Plan). The Plan includes a 401(k) feature to which employees can contribute, and AVX Corporation ("the Company") makes a matching contribution. The Plan also includes a discretionary contribution plan feature and a non-discretionary contribution plan feature to which participants are not required to contribute. The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan also includes an after tax contribution plan feature that the participants can, but are not required to, participate in. Plan assets are held in trust by New York Life Investment Management, LLC (the “Trustee”).

Payment of Benefits:

Upon retirement, total disablement or death, a participant or the participant's beneficiary is entitled to receive the value of the aggregate vested amount credited to the participant's account in a lump-sum payment or in installments over a period not to exceed the life expectancy of the participant or his or her beneficiaries. For the non-discretionary contribution portion of the account, payment of benefits is in monthly installments unless an alternate form of payment is elected. Upon the termination of employment of a participant other than by retirement, disability or death, such participant is entitled to the vested portion of his account. For the AVX Corporation Common Stock (“AVX Stock”), Kyocera Corporation American Depository Shares (“Kyocera ADS” or “ADS”), a participant will receive either cash or whole shares with any partial shares being paid in cash.

Participant Loans:

With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less, repayable within five years except for borrowing for the purchase of a primary residence which is repayable during a period up to ten years.  These loans bear interest at a rate equal to the commercial loan rate for similar loan types prevailing at the time the loan is originated.  At December 31, 2006 and 2007, interest rates ranged from 6.00% to 11.50%.

Administrative Expenses:

Expenses that arise in connection with the administration of the Plan are paid by the Company.

Participant Accounts:

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant compensation or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeited Accounts:

Amounts of employer contributions under the Plan which have been forfeited are used to pay administrative costs or reduce employer contributions. At December 31, 2006 and 2007, the net forfeited balance totaled $103,811 and $114,400, respectively. Throughout the year ended December 31, 2007, the forfeitures used to pay administrative costs were $36,496 and the forfeitures used to reduce employer contributions were $2,445.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

New Accounting Policies:

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit – Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined – Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis

The Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2007.
The effect of adopting the FSP had no impact on net assets.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of income and expenses during the reporting year. Actual results could differ from those estimates.

Valuation of Investments:

Investments are presented at estimated fair values.  Investments in securities (ADS and commonstocks) traded on a national securities exchange are valued at the end of each business day based on closing quoted market prices.  Temporary cash is invested in the MainStay Cash Reserves Fund. The shares of mutual funds are valued at the net asset value as reported on national securities exchanges at the end of each business day. Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan also holds an investment in a pooled separate account that is fully benefit-responsive. This investment is reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Recording such investments at contract value rather than fair value, to the extent that they are fully-benefit responsive, is in accordance with the FSP discussed above. The fair value of the fully benefit responsive investment contracts are calculated using a discounting method developed by the trustee. The average yield for 2007 was 4.77%. For the year ended December 31, 2007, the average yield credited to participants in the Plan was 4.74%. There were no valuation reserves recorded that were associated with the pooled separate account in 2007. Interest is credited daily to the account and is guaranteed to be not less than 0% before any deduction for expenses.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable.

Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Investment Transactions and Investment Income:

Purchases and sales of securities are reflected on a trade-date basis and stated at market values based upon the closing sales prices on the last business day of the year. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Benefit payments:

Benefits are recorded when paid.

3.	Investments:

The Trustee invests the Plan's assets according to participant investment elections in the following investment options:

Common Stock

AVX Corporation

American Depository Shares

Kyocera Corporation

Pooled Separate Account

AVX Retirement Plan Stable Value Fund

Money Market Fund

MainStay Cash Reserves Fund

Mutual Funds

T. Rowe Price Spectrum Income Fund (This fund was eliminated as an investment option in July 2003.)
Janus Balanced Fund
Janus Fund
MainStay S&P 500 Index Fund
Lord Abbett Mid-Cap Value Fund
PIMCO Total Return Fund
Seligman Large-Cap Value Fund
American EuroPacific Growth Fund

The market values of the following investments represent 5% or more of the Plan's total assets available for benefits for the years ended December 31, 2006 and 2007, respectively:

December 31,	2006	2007

AVX Corporation Common Stock	$13,486,424	$11,658,437
Kyocera Corporation American Depository Shares	9,775,378	8,180,887
AVX Retirement Plan Stable Value Fund	*	17,627,905
Seligman Large-Cap Value Fund	17,346,450	18,092,295
MainStay Cash Reserves Fund	15,264,656	*
Janus Balanced Fund	7,033,869	7,599,757
MainStay S&P 500 Index Fund	9,237,752	9,101,064
Janus Fund	8,083,540	9,782,977
Templeton Foreign Fund	9,420,468	*
Lord Abbett Mid-Cap Value Fund	9,311,458	9,067,096
American EuroPacific Growth Fund	*	12,360,371

*Amounts were less than 5% of the Plan’s total assets available for benefits for the respective year.

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

AVX Corporation Common Stock	$ (1,099,219)
Kyocera Corporation American Depository Shares	(776,851)
Mutual Funds	5,336,025
Total	$ 3,459,955

4.	Contributions and Vesting:

401(k) and Discretionary Contribution Plan Features:

Contributions from the Company are at the discretion of the Company's Board of Directors. Total contributions credited to any participant's account are limited to the lesser of 25% of the participant's annual compensation as defined in the Plan's provisions, or $45,000 in accordance with Section 415 of the Internal Revenue Code. All contribution percentages are set in accordance with the Internal Revenue Code. For the 401(k) feature, participant contributions are limited to 0% to 25% of compensation.

Participants age 50 and older are eligible to make a catch up contribution of an additional $5,000 to the Plan once the participant meets the Maximum Elective Deferral Limit of $15,500 for the calendar year or once the Plan deferral limit of 25% has been reached for the calendar year. The Company will match the first 3% of pre-tax pay an employee contributes to the 401(k) portion of the Retirement Plan dollar for dollar into AVX Stock, regardless of how the employee invests his contributions.

The Company's fiscal year-end is March 31. The accompanying financial statements recognize any Company discretionary contributions approved by the Board of Directors in the Plan year.

Amounts attributable to the Company's contributions (excluding the 401(k) contribution) are vested according to the following table:

	Vested Percentage
	---Discretionary Contribution----
Years of Service	All Locations Except Sun Valley	Sun Valley
1 Year	0%	0%
2 Years	20%	20%
3 Years	40%	40%
4 Years	60%	50%
5 Years	80%	60%
6 Years	100%	100%

All participant's contributions are fully vested at all times. AVX Stock acquired with the Company's matching 3% contributions are fully vested and non-forfeitable.

Non-discretionary Contribution Plan Features:

Non-discretionary Plan contributions made by the Company are non-elective and fully vested. The Company contributes 0% to 5% of each participant's eligible compensation for the year.

5.	Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2006	2007
Net Assets:
AVX Corporation Common Stock Match Fund	$2,236,035	$2,731,520

Year Ended
December 31, 2007
Changes in Net Assets:
Contributions	$1,035,721
Dividends	33,726
Net depreciation	(325,073)
Benefits paid to participants	(208,163)
Transfers into plan	4,985
Transfers to participant-directed investments	(45,711)
Total	$495,485

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	Tax Status:

The Plan received a favorable determination letter from the U.S. Treasury Department in April 2002 advising that it constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (“IRC”) and is thereby exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter.  The Company has identified an insignificant operational failure that occurred in the 2006 plan year.  In consultation with legal counsel, management has determined that this will be corrected under the self-correction program provided by the Internal Revenue Service.  The Plan’s management is committed to ensuring the Plan remains in compliance with the provisions of the IRC and, based upon the favorable determination letter and the availability of the voluntary correction program, management believes the Plan is designed in accordance with the IRC and will remain tax-exempt.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan and credited to their account until such time as they withdraw their accumulated balance.

8.	Related-Party Transactions:

Loans to participants qualified as party-in-interest transactions which are exempt from the prohibited transaction rules.

The Plan allows for investment in shares of AVX Stock and in Kyocera ADS.  As of December 31, 2006, the Plan held investments of $13,486,424 or 911,861 shares of AVX Stock and $9,775,378 or 103,018 shares of Kyocera ADS.  As of December 31, 2007, the Plan held investments of $11,658,437 or 868,736 shares of AVX Stock and $8,180,887 or 93,796 shares of Kyocera ADS.

For the year ended December 31, 2007 there was $469,784 transferred in to this plan from a related plan.

9.	Reconciliation of Financial Statements to Form 5500:

The following tables reconcile the information provided in the Form 5500 to the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits provided in the financial statements:

December 31,
2007
Net assets available for benefits per the financial statements	$ 114,363,123
Less:
Deemed distributions of participant loans	(35,253)
Adjustments from contract value to fair value for Pooled Separate Account	(120,690)
Net assets available for benefits per Form 5500	$ 114,207,180

2007
Net increase in net assets available for benefits per the financial statements	$ 5,771,889
Less:
Deemed distributions of participant loans at December 31, 2007	35,252
Adjustments from contract value to fair value for Pooled Separate Account	120,690
Net increase in net assets available for benefits per Form 5500	5,615,947

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX CORPORATION RETIREMENT PLAN

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	May 2, 2008

AVX CORPORATION RETIREMENT PLAN
PN: 001
EIN: 33-0379007
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2007

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value

*	AVX Corporation	Common Stock	$11,699,594	$11,658,437

*	Kyocera Corporation	American Depository Shares	**	8,180,887

	AVX Retirement Plan Stable Value Fund	Pooled Separate Account	**	17,627,905

	MainStay Cash Reserves Fund	Money Market Fund	**	379,342

	T. Rowe Price Spectrum Income Fund	Mutual Fund	**	1,154,704
	Janus Balanced Fund	Mutual Fund	**	7,599,757
	MainStay S&P 500 Index Fund	Mutual Fund	**	9,101,064
	Janus Fund	Mutual Fund	**	9,782,977
	Lord Abbett Mid-Cap Value Fund	Mutual Fund	**	9,067,096
	Seligman Large-Cap Value Fund	Mutual Fund	**	18,092,295
	PIMCO Total Return Fund	Mutual Fund	**	4,692,688
	American EuroPacific Growth Fund	Mutual Fund	**	12,360,371
				71,850,952

*	Participant Loans	Interest rates ranging from 6% - 11.50% and maturing through 2025.	**	2,547,752

		Total Investments		$112,245,275

* Denotes a party-in-interest.

** Cost information is not required for individual account plans with participant directed transactions.

AVX CORPORATION RETIREMENT PLAN
PN: 001
EIN: 33-0379007
Schedule H, Line 4(j) -Schedule of Reportable Transactions
For the Year Ended December 31, 2007

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of investment	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain/ (Loss)
AVX Retirement Plan SVF	Pooled Separate Account	$ 37,501,872	$ -	n/a	---	$ 37,501,872	$ 37,501,872	$ -
AVX Retirement Plan SVF	Pooled Separate Account	$ -	$ (5,256,252)	n/a	---	$ (5,256,252)	$(5,256,252)	$ -
AVX Retirement Plan SVF	Pooled Separate Account	$ 38,604,946	$ -	n/a	---	$ 38,604,946	$ 38,604,946	$ -
AVX Retirement Plan SVF	Pooled Separate Account	$ -	$ (6,445,621)	n/a	---	$ (6,445,621)	$(6,445,621)	$ -
American EuroPacific Growth Fund	Mutual Fund	$ 21,092,095	$ -	n/a	---	$ 21,092,095	$ 21,092,095	$ -
Templeton Foreign Fund	Mutual Fund	$ -	$ (19,045,186)	n/a	---	$ (18,259,479)	$(19,045,186)	$ 785,707
MainStay Cash Reserves Fund	Money Market Fund	$ -	$ (29,998,859)	n/a	---	$ (29,998,859)	$(29,998,859)	$ -